Dan: When I wrote the menu and sent it to Ben, it was kind of like obvious. We really didn't have to talk to each other that much about what was going to be on the menu, because I think both our minds were in sync on what the menu should be and what a great Italian-American restaurant should be.

Ben: Four years ago I made the decision to open up my own restaurant, and I opened up B&B Butchers in Houston. It amazes me the success we've had there. You know, the goal here is to be the best Italian restaurant, the best environment, and really be a gathering place for the community. Myself with my brother, we purchased Carmelo's.

Dan: Super exciting to be in a new city and working with my brother and trying to do the best Italian food in Houston possible.

Ben: The opportunity to partner with my brother and have my brother come down here and do this menu and help with the restaurant was unbelievably exciting, especially with his background. He has worked with Andrew Carmellini. He's worked with Daniel Boulud. Eric Ripert at Le Bernardin. He went to culinary school in Italy and has worked at Michelin starred Italian restaurants.

Dan: One of the most important things I learned while working and studying in Italy was ingredients, and how important the quality of your product, the quality of your ingredient is. I think the beauty of Italian-American food is really this immigrant food that was, you know, sort of scrapped together when most Southern Italians moved to the Northeast.

Dan: To me Italian cooking ... It makes a lot of sense to cook redfish here because it's a local fish. So incorporating sort of some of those southwestern and Gulf seafoods into my menu here, I think, is really sort of the basis of Italian cooking. And while it might look a little strange to somebody, an Italian from New York, seeing a redfish on the menu, real Italians would say that's proper Italian cooking is using what's local.

Dan: I've found a farmer here who just has about 20 acres out in Richmond, Texas, but grows the best heirloom tomatoes. We use those tomatoes for our caprese salad. Finding purveyors, doing stuff like that ... What I think could really separate Carmelo's from other Italian restaurants.

Dan: One of the things very important to me in doing this project when doing Italian food is to make all the pasta in-house. All the lasagna sheets we make fresh. Our lasagna here has 40 layers if you're just counting the pasta and the meat. It comes out in this beautiful, really luxurious giant square of lasagna, and I'm pretty proud of that.

Ben: We're going for a very reasonably priced wine menu here, 100% Italian wines on it. We really kind of take our guests through the gamut of different regions. We have a whole antipasto station, real chunk Parmesan right from the wheel. I'm really excited about our catering menu, the ability to do off-site events.

Ben: Not only will we have the best Italian food in the city, but we're going to really create an unbelievable atmosphere. Just excited to create a great bar, create a great patio, really update all the interiors. We hope you're as excited as we are as we grow and re-imagine and transform this restaurant into really a place for the community to be proud of.